04046247

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Antisense Therapeutics Limited

*CURRENT ADDRESS Level 1
10 Wallace Avenue
Toorak, Victoria
3142 Australia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34841 FISCAL YEAR 6/30/03

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EB

DAT : 11/23/04

PROCESSED
NOV 2 3 2004
THOMSON
FINANCIAL

ANTISENSE THERAPEUTICS

6-30-03
AR/S

26 September 2003

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

2003 Annual Report and Notice of Annual General Meeting

Please find attached the Annual Report of Antisense Therapeutics Limited for the year ended 30 June 2003 together with the Notice of Annual General Meeting. The AGM will be held at 11.30 am on Friday, 31 October 2003 at the offices of Minter Ellison, Level 23, Rialto Towers, 525 Collins Street, Melbourne, Victoria.

The Annual Report and Notice of Annual General Meeting will be despatched to the shareholders of Antisense Therapeutics Limited today.

Yours sincerely

Natalie Korchev
Company Secretary

ANTISENSE THERAPEUTICS LIMITED

ABN 41 095 060 745

NOTICE OF ANNUAL GENERAL MEETING
Friday 31 October 2003

Notice is given that the Annual General Meeting of the Shareholders of Antisense Therapeutics Limited ('Company') will be held at the offices of Minter Ellison, Level 23, Rialto Towers, 525 Collins Street, Melbourne, Victoria on Friday, 31 October 2003 at 11.30 a.m.

BUSINESS

A. FINANCIAL STATEMENTS AND REPORTS

To receive and consider:

- the financial report;
- the directors' report; and
- the auditor's report,

for the financial year ended 30 June 2003.

B. ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass each of the following resolutions as an ordinary resolution.

1. Re-election of directors (Resolutions 1 & 2)

To re-elect as directors of the Company:

- Dr Chris Belyea (resolution 1); and
- Prof George Werther (resolution 2).

2. Issue of shares to Polychip Pharmaceuticals Pty Ltd (Resolution 3)

That, in accordance with Australian Stock Exchange ("ASX") Listing Rules 7.1 and 7.3, an issue of 7,690,000 fully paid ordinary shares at 13 cents per share to Polychip Pharmaceuticals Pty Ltd, a substantial shareholder of the Company, on the terms set out in the explanatory memorandum to the Notice of this Meeting, be approved by the members of the Company.

The Company will disregard any votes cast on this resolution by:

- Polychip Pharmaceuticals Pty Ltd;
- any associates of Polychip Pharmaceuticals Pty Ltd.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

3. Ratification of Prior Issue of Shares (Resolution 4)

That, in accordance with ASX Listing Rule 7.4, the issue of 30,771,540 fully paid ordinary shares at 13 cents per share on 25 August 2003 to Australian institutions and other professional investors, as listed in Annexure 1 (each an "Allottee"), on the terms set out in the explanatory memorandum to the Notice of this Meeting, be ratified by the members of the Company.

The Company will disregard any votes cast on this resolution by:

- Any of the allottees; and
- any associates of any of the allottees.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

4. Other business

To transact any other business which may legally be brought before the meeting.

PROXY NOTES

- A member has a right to appoint a proxy.
- The proxy need not be a member of the Company.
- A member who is entitled to cast two or more votes may appoint up to two proxies and, in the case of such an appointment, may specify the proportion or number of votes each proxy is appointed to exercise.
- If a member appoints two proxies and the appointment does not specify the proportion or number of the member's votes which each proxy may exercise, each proxy may exercise half of the votes.
- The proxy form included in this Notice of Annual General Meeting must be signed by the member or the member's attorney. Proxies given by corporations must be signed under the hand of a duly authorised officer or attorney.
- To be valid, the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or a certified copy of it) must be lodged at the office of the Company, at Level 1, 10 Wallace Avenue, Toorak, 3142 or by facsimile to +61 3 9827 1166 not later than 48 hours before the time for holding the meeting.
- Members should refer to the Explanatory Memorandum, which accompanies and forms part of this Notice of Annual General Meeting and for information regarding voting restrictions.

DETERMINATION OF VOTING ENTITLEMENTS

In accordance with regulation 7.11.37 of the *Corporations Regulations*, a person's entitlement to vote at the Annual General Meeting will be determined by reference to the number of fully paid ordinary shares registered in the name of that person (reflected in the register of members) as at the close of business on Wednesday, 29 October 2003 for the purposes of the meeting.

Dated 25 September 2003

By Order of the Board

Natalie Korchev
Company Secretary

ANTISENSE THERAPEUTICS LIMITED

ABN 41 095 060 745

EXPLANATORY MEMORANDUM

PURPOSE OF INFORMATION

The purpose of this Explanatory Memorandum (which is included in and forms part of the Notice of Annual General Meeting dated 25 September 2003) is to provide members with an explanation of the business of the meeting and of the resolutions to be proposed and considered at the Annual General Meeting on 31 October 2003 and to assist members to determine how they wish to vote on each resolution.

RE-ELECTION OF DIRECTORS (Resolutions 1 & 2)

Introduction
ASX Listing Rule 14.5 requires that "An entity which has directors must hold an election of directors each year". To comply with this Listing Rule, at least one third of the Company's directors will retire from office each year by rotation. Christopher Belyea and George Werther, who have been longest in office (based on the dates they consented to be directors of the Company), retire by rotation and are eligible for re-election. Accordingly they seek re-election as directors.

Re-election of Dr Chris Belyea (Resolution 1)
Chris Belyea has been a director of Antisense Therapeutics Limited since November 2000. He has a PhD in physics from the University of Melbourne and is a registered patent attorney. Chris Belyea became the founding CEO of Antisense Therapeutics in 2000 and remained in this role until January 2002. He worked for the Australian patent firm Griffith Hack & Co for 5 years before joining Circadian Technologies Limited as its Licensing and Projects Manager in 1996. In 1998 Dr Belyea became founding CEO and member of the board of Metabolic Pharmaceuticals Limited, which is developing drugs for obesity and other diseases. He continues in his role as CEO of Metabolic Pharmaceuticals.

Re-election of Prof George Werther (Resolution 2)
George Werther has been a director of Antisense Therapeutics Limited since October 2001. He is a director of the Department of Endocrinology and Diabetes at the Royal Children's Hospital, and the Centre for Hormone Research at the hospital's Murdoch Childrens Research Institute. George Werther has served on many national and international scientific committees, editorial review boards and peer review bodies, and is on the council of the Australasian Paediatric Endocrine Group, and on the editorial board of three international scientific journals. He is a board director of the Australia MedicAlert Foundation. Professor Werther is also a Professorial Fellow at the University of Melbourne.

ISSUE OF SHARES TO POLYCHIP PHARMACEUTICALS PTY LTD (Resolution 3)

Details of Issue
On 25 August 2003 the Company issued 30,771,540 fully paid ordinary shares to allottees described in Annexure 1 of this Explanatory Memorandum (refer Resolution 4 below). As part of this issue, the Company secured the commitment of Polychip Pharmaceuticals Pty Ltd ("Polychip"), subject to shareholder approval, to subscribe for 7,690,000 fully paid ordinary shares in the Company at an issue price of 13 cents per share. Each share is to be issued on the same terms and ranking equally in all respects with existing ordinary shares in the Company on issue. Polychip, which has a 21% interest in the Company, is a substantial shareholder of the Company.

Reasons for Issue – Use of Funds Raised
The purpose of the share issue is to provide the Company with funds to be applied to its drug development projects: ATL1102 for multiple sclerosis, ATL1101 for psoriasis and other drug discovery activities. Polychip's application for shares under the Company's recent share placement demonstrates its commitment to the Company.

Proposed Date of Issue
Subject to shareholder approval, the shares will be issued not later than 14 days after the date of the meeting.

Shareholder Approval
The approval by members for the issue of shares to Polychip is sought in accordance with Australian Stock Exchange Limited ('ASX') Listing Rules 7.1 and 7.3, which provide that where an entity, in general meeting, approves an issue of equity securities, the subsequent issue of those securities will be disregarded for the purpose of the 15% and 12 month limitations under Listing Rule 7.1 (see "Ratification of Prior Issue of Shares (Resolution 4)" below for more details regarding the requirements of Listing Rule 7.1).

Effect of Shareholder Approval
The resolution, if approved by simple majority, will allow the Company to rely on ASX Listing Rule 7.1 to issue 7,690,000 fully paid ordinary shares to Polychip as set out above.

Advantages to the Passing of the Resolution
Approval of the issue of the shares referred to above will enable the Company to progress its research and development projects as described in "Reason for Issue – Use of Funds Raised" above.

Disadvantages to the Passing of the Resolution
The directors do not believe that there are any disadvantages to shareholders which arise from the approval of the issue of the shares the subject of this Resolution.

Voting Exclusion Statement
The Company will disregard any votes cast on this resolution by:
- Polychip Pharmaceuticals Pty Ltd;
- any associates of Polychip Pharmaceuticals Pty Ltd.

However, the Company need not disregard a vote if:
- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RATIFICATION OF PRIOR ISSUE OF SHARES (Resolution 4)

Details of Issue
A total of 30,771,540 fully paid ordinary shares in the Company were issued on 25 August 2003 to the allottees in the number and at the issue price set out in Resolution 4, representing 11.18% of the issued capital of the Company. Each share was issued on the same terms and ranking equally in all respects with existing ordinary shares in the Company on issue.

Reasons for Issue – Use of Funds Raised
The purpose of the share issue was to raise funds to be applied to the Company's drug development projects: ATL1102 for multiple sclerosis, ATL1101 for psoriasis and other drug discovery activities.

Shareholder Ratification
Under ASX Listing Rule 7.1, the prior approval of shareholders of the Company is required to an issue of equity securities if the equity securities, when aggregated with equity securities issued by the Company during the previous 12 months, exceed 15% of the number of equity securities on issue at the commencement of that 12 month period.

ASX Listing Rules 7.1 and 7.4 provide that, where a Company in general meeting ratifies an issue of equity securities, the issue will be treated as having been made with approval for the purpose of ASX Listing Rule 7.1, thereby enabling the Company to issue further securities without exceeding the 15% in 12 months limitation. This will allow the Company to raise further capital without the delay involved in the requirement to seek prior shareholder approval. Ratification of the share issue will enable the Company to take advantage of opportunities as they arise.

Effect of Shareholder Approval
If approved, Resolution 4 will ratify and approve the previous issue of 30,771,540 fully paid ordinary shares as set out above.

Advantages to the Passing of the Resolution
Ratification of the issue of the shares referred to above will enable the Company to issue additional shares in the capital of the Company in the future (if necessary), up to the 15% limit, without requiring shareholder approval.

Disadvantages to the Passing of the Resolution
The current directors do not believe that there are any disadvantages to shareholders, which arise from ratification of the issue of the shares, which are the subject of the Resolution.

Voting Exclusion Statement
The Company will disregard any votes cast on this resolution by:

- Any of the allottees; and
- any associates of any of the allottees.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

ANTISENSE THERAPEUTICS LIMITED

ABN 41 095 060 745

Annexure 1

This Annexure Forms Part of the Notice of Annual General Meeting Dated 25 September 2003

List of Allottees with respect to Resolution 4:

Name	No. of Shares Issued
A E ELECTRONICS PTY LTD	63,000
A J GILES PTY LTD	15,000
AMA DE CASA PTY LTD	100,000
ANGOSTURA INVESTMENTS PTY LTD	75,000
ARTIMORE PTY LTD	30,000
AVIWED PTY LTD	125,000
BEIRNE TRADING PTY LTD	320,000
BELGRAVIA STRATEGIC EQUITIES PTY LTD	325,000
BERNE NO 132 NOMINEES PTY LTD <146199 A/C>	769,000
BERNE NO 132 NOMINEES PTY LTD <76334 A/C>	85,000
BERNE NO 132 NOMINEES PTY LTD <77961 A/C>	85,000
MR PAUL BENJAMIN BIRMAN	240,708
MR THOMAS MERVYN BIRT & MRS AMANDA LEE BIRT	40,000
MR WILLIAM GEORGE BISHOP	30,000
MISS MELANIE BLOOM	216,832
BOUSSAL PTY LTD	120,000
MRS MURIEL MACDONALD BOYLE	40,000
MR DAVID WILLIAM BROWNE	325,000
CAPE EVERARD PTY LTD	63,000
CELERE PTY LIMITED	34,000
CHATSWOOD NOMINEES PTY LIMITED	63,000
CHEPALIV PTY LIMITED	34,000
CITICORP NOMINEES PTY LIMITED	480,000
CLAN SUPERANNUATION PTY LTD	30,000
MR THOMAS WESTLEY TINDALL	40,000
COOLACE CONTRACTS PTY LTD	162,500
COREEN PTY LTD	40,000
DARMAL PTY LTD	125,000
MR EDWARD CHARLES DAVIS	50,000
MR JEFFREY DAVY	11,000
DBR CORPORATION PTY LTD	315,000
DOLOC PTY LTD	40,000
MR ANTHONY WILLIAM DUNHILL MRS ROSLYN MOIRA DUNHILL & MRS LORNA PATRICIA DUNHILL	42,500
DUNLUCE NOMINEES PTY LTD	40,000
MR JOSHUA ANDREW EAGLE	480,000
ELINORA INVESTMENTS PTY LTD	200,000
MR NIGEL PAUL ST CLAIR EMSLIE	40,000
MR ROBERT FAULKS & MRS PATRICIA FAULKS	40,000
MR KIM ROSS HUMPHREY FERRIER	40,000
MR ANTHONY FOLKMAN & MRS AGATHA ELISABETH FOLKMAN	40,000
FREWEN MASON SECURITIES PTY LTD	100,000
MR GIOVANNI GAMBARO	63,000
GENCO COMMODITIES PTY LIMITED	40,000

Name	No. of Shares Issued
MR JOHN CLIFTON GIBB	105,000
MR ROBERT FREDERICK GIBSON	85,000
GLOWCAVE PTY LTD	40,000
GOAST PTY LTD	20,000
GOLDSAINT PTY LTD	85,000
GRANT THORNTON NOMINEES PTY LIMITED	162,500
MR JON DEAN GRAYSON & M/S LINDA MARY NASH	40,000
MR BRIAN STANLEY HANSEN & MRS MARIE ANN HANSEN	40,000
MR JOHN HARRIS	17,000
MR JAMES BRETT LOCHRAN HEADING	32,500
HOE NOMINEES PTY LTD	120,000
MRS LISA HOLMES	16,000
HOMEQUIP PTY LTD	20,000
HONG KONG NOMINEES PTY LTD	70,000
H R TRADING CO PTY LTD	35,000
MRS GWYNETH CATHERINE HUGH	20,000
HURLBOOK PTY LIMITED	63,000
HYNORN PTY LIMITED	34,000
JAMES COOK UNIVERSITY	60,000
MRS SHEILA GAIL JENKINS	60,000
J P MORGAN NOMINEES AUSTRALIA LIMITED	384,000
J T CAMPBELL & COMPANY PRIVATE EQUITY PTY LTD	750,000
JTS NOMINEES PTY LTD	63,000
KADINNA HOLDINGS PTY LTD	42,000
KALGOORLIE MINE MANAGEMENT PTY LTD	125,000
KAPE INVESTMENTS PTY LTD	60,000
KELWICK PTY LTD	85,000
MR PETER MAURICE KING & MRS SAIMA KING	34,000
KIZCOTE PTY LIMITED	32,500
MR MARTIN GEOFFREY KRAWITZ	85,000
LABOR HOLDINGS PTY LTD	63,000
MR CHI KEUNG LAH	30,000
DR JULIAN MAURICE LANE & MRS EILEEN ROSALIND LANE	30,000
MR PHILIP JOHN LEE & MRS JEANETTE LOUISE LEE	80,000
LEFT FIELD CONSULTING PTY LTD	25,000
LEMARAN PTY LTD	60,000
LEMAS NOMINEES PTY LTD	150,000
LEVEQ NOMINEES PTY LTD	810,000
MR PETER MARK LEWIS	80,000
LISTE PTY LTD	100,000
LITECLIP PTY LTD	85,000
MS YVONNE LU	80,000
DR WILLIAM STEWART MACKIE	40,000
MAGIC MOUNTAIN INVESTMENTS PTY LTD	80,000
MARKSHARE INVESTMENTS PTY LTD	40,000
MR BARRY KEITH MARSH & MR ROBERT HERBERT COLIN EVENNETT	20,000
MEDALDEEN PTY LTD	40,000
MORINDA PTY LTD	20,000
MR SLAWKO MUC	85,000
NATIONAL NOMINEES LIMITED	7,690,000
MR PETER JOHN NEVILLE	1,300,000
MR MICHAEL NOONAN	75,000
NOOROOK HOLDINGS PTY LIMITED	42,500
NORTHSIDE DEMOLITION PTY LTD	40,000
MR DAVID FREDERICK OAKLEY	85,000
DR TREVOR ERNEST OLSEN & MRS JANET MARION OLSEN	20,000
OPALGATE PTY LTD	384,000

Name	No. of Shares Issued
PACHYPUS PTY LTD	200,000
PAROWAN PTY LTD	40,000
MR KENNETH HECTOR PARTINGTON	70,000
PEACHAM INVESTMENTS PTY LTD	140,000
PIPELINE INVESTMENTS PTY LTD	50,000
P M NOMINEES PTY LTD	40,000
MR SCOTT WILLIAM POWER & MRS JENNIFER HAZEL POWER	16,000
MR ANTHONY CHRISTOPHER PRATT & MR JOHN CLEVELAND MAJOR PRATT	100,000
PRIMATON PTY LTD	50,000
QUEENSLAND INVESTMENT CORPORATION	3,845,000
QUEENSLAND PASTORAL AND LAND COMPANY PTY LTD	85,000
RAMJAN INVESTMENTS PTY LTD	85,000
RAY BROOKS PTY LTD	1,045,000
RICHALL PTY LTD	540,000
MR JOHN IRVINE ROBERTSON	40,000
ROSS TRADE & INVESTMENT SERVICES PTY LTD	100,000
DR STEWART FRANCIS ROUTLEDGE & MRS HELEN MARGARET ROUTLEDGE	85,000
MR NURI SHIK-SALIH	17,000
MR PETER NEWTON SCHOLEFIELD & MRS MEGAN LOUISE SCHOLEFIELD	40,000
SHALEBURY PTY LTD	100,000
SHANRAY PTY LTD	63,000
MR BRIAN GERARD SHEAHAN	45,000
MR NICHOLAS RICHARD SHEARER & MRS SUZANNE SHEARER	17,000
SHIMONI HOLDINGS PTY LTD	150,000
MR EZEKIEL HAIEM SION	12,000
MR JOHN WIEN-SMITH	40,000
SNAPCO PTY LTD	162,500
MR PETER STAWSKI & MRS MARY STAWSKI	100,000
STRAFFON HOUSE INVESTMENTS PTY LTD	162,500
DR AART ALEXANDER TAVERNE & MRS RHONDA TAVERNE	30,000
MR ALAN TAY	60,000
T B I C PTY LTD	85,000
THE TERRACES PTY LTD	63,000
MRS GAIL DAWN TESCH & MRS KRISTEN LEANNE WADDELL	40,000
THIRD BOORAN NOMINEES PTY LTD	115,000
TRAMA PTY LTD	40,000
UBS NOMINEES PTY LTD	1,538,000
UPPER AVALON PTY LTD	40,000
UTADA PTY LTD	34,000
VANSTONE INVESTMENTS PTY LTD	40,000
WAITARA INVESTMENTS PTY LTD	40,000
MS LUCY WANG	40,000
WEBIMBLE PTY LTD	45,000
WESTGLADE PTY LIMITED	195,000
WESTPAC CUSTODIAN NOMINEES LIMITED	769,000
WITHERS PTY LIMITED	40,000
MR ROBERT SCOTT WYND	100,000
YELRIF INVESTMENTS PTY LIMITED	60,000
TOTAL	**30,771,540**

ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745

PROXY FORM

ANNUAL GENERAL MEETING OF SHAREHOLDERS
FRIDAY, 31 OCTOBER 2003 AT 11.30 AM

All correspondence to:
The Secretary
Antisense Therapeutics Limited
Level 1, 10 Wallace Avenue
Toorak Victoria 3142 Australia
Phone No: +61-3-9827-8999
Facsimile No: +61-3-9827-1166

Appointment of Proxy

I/We ______________________ of ______________________
Name of member **Address of member**

being a member/s of Antisense Therapeutics Limited (the 'Company') and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ______________________ Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Antisense Therapeutics Limited to be held at the offices of Minter Ellison, Level 23, Rialto Towers, 525 Collins Street, Melbourne, Victoria on Friday, 31 October 2003 at 11.30 am and at any adjournment of that meeting.

☐ **IMPORTANT: FOR ITEMS 3 & 4 BELOW**

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you do not wish to direct your proxy how to vote on Items 3 & 4 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of these Items and that votes cast by him, other than as proxy holder, would be disregarded because of those interests. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 3 & 4 and your votes will not be counted in computing the required majority if a poll is called on either of these Items. The Chairman does not have an interest in the outcome of Items 3 & 4. The Chairman of the Meeting intends to vote undirected proxies in favour of Items 3 & 4.

Voting directions to your proxy – please insert 'X' to indicate your directions

Ordinary Business		FOR	AGAINST	ABSTAIN*
Item 1	Re-elect as Director Dr Chris Belyea	☐	☐	☐
Item 2	Re-elect as Director Prof George Werther	☐	☐	☐
Item 3	Approval of Issue of Shares to Polychip Pharmaceuticals Pty Ltd	☐	☐	☐
Item 4	Ratification of Prior Issue of Shares	☐	☐	☐

If two proxies are being appointed, complete the following sentence:
This proxy is authorised to exercise .... votes/ .... % of my/our total voting rights.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	**Securityholder 2**	**Securityholder 3**
Sole Director and Sole Company Secretary	**Director**	**Director/Company Secretary**

______________________ ______________________ ____/____/____
Contact Name **Contact Daytime Telephone** **Date**

HOW TO COMPLETE THE PROXY FORM

---

1. Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box with an 'X'. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting, please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of Antisense Therapeutics Limited.

2. Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy will vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

3. Appointment of a Second Proxy

If you are entitled to cast two or more votes at this meeting, you may appoint up to two persons as proxies to attend the meeting and vote on a poll only. If you appoint two proxies, neither may vote on a show of hands. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning Antisense Therapeutics Limited on +61-3-9827-8999 or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

4. Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the security holders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document at Antisense Therapeutics Limited. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this Proxy Form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from Antisense Therapeutics Limited.

Lodgement of a Proxy

This Proxy Form (and, if applicable, any Power of Attorney, or certified copy of the Power of Attorney, under which it is signed) must be received at the address given below not later than 48 hours before the commencement of the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged by:

- post or delivery to Antisense Therapeutics Limited, Level 1, 10 Wallace Avenue, Toorak, Victoria 3142; or
- facsimile to Antisense Therapeutics Limited on +61-3-9827-1166.

ANTISENSE THERAPEUTICS LIMITED

ABN 41 095 060 745



ANNUAL REPORT 2003

Antisense Therapeutics Limited

ANNUAL REPORT 2003

Contents

Directors and other Corporate Information

Directors	Mr Robert W Moses (Chairman), BA, MBA, FAICD, FAIM Mr Mark Diamond (Managing Director), BSc, MBA Dr Chris Belyea, BSc(Hons), PhD, FIPAA Dr Stanley Crooke, MD, PhD Prof Graham Mitchell, AO, RDA, BVSc, FACVSc, PhD, FTSE, FAA Prof George Werther, MD, MSc(Oxon), FRACP
Secretary	Ms Natalie Anna Korchev, BCom, ACA
Registered Office	Level 1, 10 Wallace Avenue, Toorak, Victoria, 3142 Telephone: (03) 9827 8999
Principal Administrative Office	6 Wallace Avenue, Toorak, Victoria, 3142 Telephone: (03) 9827 8999
Bankers	Commonwealth Bank of Australia, Melbourne, Victoria
Auditors	Ernst & Young 120 Collins Street, Melbourne, Victoria, 3000
Solicitors	Minter Ellison Rialto Towers, Level 23, 525 Collins Street, Melbourne, Victoria, 3000
Share Register	Computershare Investor Services Pty Limited Level 12, 565 Bourke Street, Melbourne, Victoria, 3000 Telephone: (03) 9611 5711

Directors' Report

for the year ended 30 June 2003

The Board of Directors ("Board") of Antisense Therapeutics Limited ("Antisense Therapeutics" or "company") has pleasure in submitting its report in respect of the financial year ended 30 June 2003.

Directors

The names and details of the directors in office at the date of this report are:

Mr Robert W Moses (Chairman), BA, MBA, FAICD, FAIM
Mr Mark Diamond (Managing Director), BSc, MBA
Dr Chris Belyea, BSc(Hons), PhD, FIPAA
Dr Stanley Crooke, MD, PhD
Prof Graham Mitchell, AO, RDA, BVSc, FACVSc, PhD, FTSE, FAA
Prof George Werther, MD, MSc(Oxon), FRACP



Mr Robert W Moses (Chairman)
Appointed: 23 October 2001
Robert (Bob) W Moses retired Vice President of CSL Limited, draws on more than 35 years experience in the pharmaceutical/biotechnology industry. During the period 1993-2001, Bob played a central role in CSL's development internationally. Prior to joining CSL, Bob was Managing Director of commercial law firm Freehills, Chairman and CEO of a NASDAQ listed medical service company and Corporate Manager of New Business Development at ICI (now Orica). Bob also spent 17 years in various management roles at the multinational pharmaceutical company Eli Lilly. He is currently non-executive Chairman of Meditech Research Limited, the National Stem Cell Centre, and the CRC for Inflammatory Diseases, as well as acting Managing Director of Amrad Corporation Limited.



Mr Mark Diamond (Managing Director)
Appointed: 31 October 2001
Mark Diamond has broad international experience in business development in the pharmaceutical industry. He has worked in the pharmaceutical industry for 17 years, eight of those with Faulding in Australia, Europe and in the US. Before joining Antisense Therapeutics, Mark held the position of Director, Product Planning/Business Development of Faulding Pharmaceutical's Global Head Office in the US. Prior to this he held the positions of Senior Manager, Business Development and In-licensing within Faulding's European operation in the UK and International Business Development Manager with Faulding in Australia.



Dr Chris Belyea (Non-Executive Director)
Appointed: 13 November 2000
Chris Belyea, has a PhD in physics from the University of Melbourne and is a registered patent attorney. He became the founding CEO of Antisense Therapeutics in 2000 and remained in this role until January 2002. He worked for the Australian patent firm Griffith Hack & Co for five years before joining Circadian Technologies Limited as its Licensing and Projects Manager in 1996. In 1998 Dr Belyea became founding CEO and member of the board of Metabolic Pharmaceuticals Limited, which is developing drugs for obesity and other diseases. He continues in his role as CEO of Metabolic Pharmaceuticals.



Dr Stanley Crooke (Non-Executive Director)
Appointed: 31 October 2001
Stanley Crooke is Founder, Chairman and Chief Executive Officer of Isis Pharmaceuticals, Inc., which is a world leader in the field of antisense. Dr Crooke is currently a member of the Board of Directors of EPIX Medical, Inc., Cambridge Massachusetts; Idun Pharmaceuticals, Inc., La Jolla, California; and Axon Instruments, Inc., Foster City, California. He is a member of the IBC Advisory Council, Current Drugs Advisory Board and the Editorial Advisory Board of Journal of Drug Targeting and Antisense Research and Development. He is also Editor-In-Chief of Current Opinion in Anticancer Drugs and Section Editor for Biologicals and Immunologicals for Expert Opinion on Investigational Drugs. He has been appointed by the American Association for Cancer Research to serve as a member of the Californian State Legislative Committee. Prior to founding Isis, Dr Crooke was President of Research and Development for SmithKline Beckman Corporation and has also held a senior position at Bristol Myers. Dr Crooke is also an adjunct professor at the University of California, San Diego and San Diego State University.



Prof Graham Mitchell (Non-Executive Director)
Appointed: 23 October 2001
Graham Mitchell is an advisor in Science, Engineering and Technology to the Victorian Government. In another government role the principals of Foursight Associates, including Professor Mitchell, jointly act as Chief Scientist for the Department of Primary Industries. He is a non-executive director of Compumedics Limited, AVS Pty Ltd, the Geoffrey Gardiner Dairy Foundation and is a principal of Foursight Associates Pty Ltd. He is a Professorial Associate of the University of Melbourne. Professor Mitchell has held the position of Director of Research in the R&D Division of CSL Limited and for many years was a research scientist at the Walter & Eliza Hall Institute.



Prof George Werther (Non-Executive Director)
Appointed: 23 October 2001
George Werther is Director of the Department of Endocrinology and Diabetes at the Royal Children's Hospital, and the Centre for Hormone Research at the hospital's Murdoch Childrens Research Institute. He has served on many national and international scientific committees, editorial review boards and peer review bodies, and is on the council of the Australasian Paediatric Endocrine Group, and on the editorial board of three international scientific journals. He is a board director of the Australia MedicAlert Foundation. Professor Werther is also a Professorial Fellow at the University of Melbourne.

Unless indicated otherwise, all directors held their position as a director throughout the entire financial year and up to the date of this report.

Directors' Interest

At the date of this report, the interests of each director of the company in the issued share capital and share options of the company are as follows:

	Shares held directly	Shares held by entities in which Directors have a beneficial interest	Options held directly	Options held by entities in which Directors have a beneficial interest
Robert W Moses	250,000	-	375,000	-
Mark Diamond	176,666	-	3,075,000	-
Chris Belyea	-	500,000	2,060,000	277,000
Stanley Crooke	-	40,333,333	2,000,000	20,000,000
Graham Mitchell	-	-	250,000	-
George Werther	25,000	-	2,012,500	-

In addition, George Werther is a party to an agreement with the Murdoch Childrens Research Institute ("MCRI"), a research collaborator of the company that provides Professor Werther with the option to purchase 1,687,500 shares in Antisense Therapeutics, which are currently owned by the MCRI (MCRI has a 3.7% interest in Antisense Therapeutics). George Werther is an executive officer of the MCRI.

As at 30 June 2003 and as at the date of this report no director has an interest in any contract or proposed contract with Antisense Therapeutics other than as disclosed in the company's annual report.

Directors' Attendance at Meetings

The number of meetings of the Board of Directors and of Board Committees during the year was:

Board or Committee	Number of Meetings
Full Board	6
Audit Committee	2
Remuneration Committee	2

The attendances of directors at meetings of the Board and its Committees were:

	Full Board	Audit	Remuneration
Robert W Moses	6 [6]	2 [2]	2 [2]
Mark Diamond	6 [6]	2 [-]	
Chris Belyea	6 [6]	2 [2]	2 [2]
Stanley Crooke	6 [6]	2 [-]	2 [2]
Graham Mitchell	4 [6]	2 [-]	1 [2]
George Werther	6 [6]	2 [2]	2 [2]

Where a director did not attend all meetings of the Board or relevant Committee, the number of meetings for which the director was eligible to attend is shown in brackets. Mark Diamond, Stanley Crooke and Graham Mitchell, who are not members of the Audit Committee, attended the Audit Committee meetings by invitation.

Principal Activities

The principal activity of the company is to apply the best in antisense technology (by utilising industry alliances and the company's growing expertise in the field) to develop therapeutics for commercially important human conditions.

Dividends

No cash dividends have been paid or declared since the beginning of the financial year by the company.

Review and Results of Operations

During the period under review Antisense Therapeutics has progressed its most advanced projects in the following disease areas:

(a) multiple sclerosis (ATL1102); and
(b) psoriasis and other skin disorders (ATL1101).

The company's access to these projects is derived from its technology and research collaborations with Isis Pharmaceuticals, Inc ("Isis") (ATL1102), a world leader in the field of antisense and the Murdoch Childrens Research Institute ("MCRI") (ATL1101). The Operations Report provides further information regarding the nature of these collaborations.

Results

The loss of the company after income tax for the financial year was $6,107,898 (2002: $6,321,006). The loss is after fully expensing all research and development costs. The loss reflects reduced Research and Development costs this financial year due mainly to the majority of the cost of the manufacturing and development of ATL1102 being incurred in the prior financial year. This decrease has been offset by a full year's amortisation of the intangible asset and a full year of administrative expenses this financial year compared with 7 months in the prior financial year. The Operations Report provides further details regarding the progress made by the company since the prior financial period, which have contributed to its result for the year.

In December 2002 the company also successfully raised $4.5 million in an over-subscribed shares offer.

Multiple Sclerosis (ATL1102) Project

A significant portion of the research and development costs incurred during the period relate to the advances in the ATL1102 project. Current period costs relate to the completion of pre-clinical (animal) studies contracted out to Isis, the cost of production of injectable formulations of ATL1102 and the cost of quality and stability testing of the formulations both undertaken by US contract organisations.

Psoriasis (ATL1101) Project

During the period, significant progress was made on the Psoriasis project including the selection of ATL1101 lead compound and demonstration that the cream containing ATL1101 can penetrate human psoriasis skin biopsies in the laboratory and silence the target gene IGF-IR.

Other Projects

In addition to progressing its most advanced projects (ATL1101 and ATL1102) through pre-clinical and clinical development, the company is in the process of testing a number of research compounds in the development of its drug pipeline and has made progress in this regard during the review period.

The Operations Report provides a more comprehensive account of the company's progress during the year.

Likely Developments

Projects

As stated in the Operations Report, a series of important milestones are expected to be achieved over the next 12 - 24 months.

The Phase I human clinical trials on Multiple Sclerosis drug ATL1102 are scheduled to commence in late August 2003 and assuming they are successful, Phase II studies are expected to commence in late 2004.

With respect to the Psoriasis project ATL1101, the company plans to undertake a "proof of concept" study which is an accelerated path to testing the activity of ATL1101 in humans suffering from psoriasis.

In addition, over the next 12 months, Antisense Therapeutics intends to continue to expand its product pipeline whereby a select number of research compounds will be tested in animal disease models.

Biotechnology Companies – Inherent Risks

Some of the risks inherent in the development of a product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Antisense Therapeutics Limited are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative taking into account these considerations.

This annual report may contain forward-looking statements regarding the potential of the company's projects and interests and the development and therapeutic potential of the company's research and development. Any statement describing a goal, expectation, intention or belief of the company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising drugs that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the company's research and development program referred to in this Directors' Report and in the company's Operations Report as contained in this annual report for the period ended 30 June 2003.

Options and Shares

Details of options granted to directors or relevant officers as part of their remuneration are set out in the section of this report headed Directors' and Officers' Remuneration. Details of shares and interests under option, issued during or since the end of the financial year due to the exercise of an option, are set out in Notes 9 and 10 of the financial statements and form part of this report. There were no options granted or shares issued to directors or relevant officers during or since the end of the financial year which form part of their remuneration.

Directors' and Officers' Remuneration

Remuneration of directors and other senior executives of the company is established by the Remuneration Committee who are authorised to determine the remuneration of directors and senior executives taking into account market factors and a review of performance. The Remuneration Committee may seek independent remuneration advice. For executive directors and officers, remuneration packages generally comprise salary and superannuation. Executives are also provided with longer-term incentives through the company's employee share and option plan, which act to align the executives' actions with the interests of the shareholders.

The Board is responsible for reviewing its own performance. The non-executive directors are responsible for evaluating the performance of the managing director, who in turn evaluates the performance of all other senior executives. The evaluation process is intended to assess the company's business performance, whether long-term strategic objectives are being achieved and the achievement of individual performance objectives.

Details of remuneration provided to directors and officers of the company are as follows:

	Base Salary $	Directors' Fees $	Superannuation $	Options vesting during current period ('out of the money') Amortised Cost (a)	Total $	% of remuneration
Directors						
R Moses		35,000	3,150	45	38,195	<1%
M Diamond	200,004		18,000	544	218,548	<1%
C Belyea		25,000	2,250	362	27,612	1.3%
S Crooke		25,000		362	25,362	1.4%
G Mitchell		25,000	2,250	45	27,295	<1%
G Werther		25,000	2,250	362	27,612	1.3%
Officers						
G Tachas	151,125		13,601	272	164,998	<1%
J Iswaran	150,000		13,500	91	163,591	<1%
C Wraight	85,000		7,650		92,650	
K Andrews	55,205		4,968		60,173	
N Korchev	25,000		2,250	36	27,286	<1%

(a) All options were granted in 2001/2002. No options were granted to directors and officers during the year ended 30 June 2003.

ASIC's "Media release 03-202 Valuing options for directors and executives" provides guidelines for Australian listed companies on how to value options and similar equity instruments in the disclosure of director and executive remuneration for the 30 June 2003 Directors' Report. The guidelines provided draw on the issuance of the Australian Accounting Standards Board's Exposure Draft 108 "Share-Based Payment" (ED108) and its equivalent the International Accounting Standards Board's Exposure Draft ED2 "Share-Based Payment" (ED2). ED108/ED2 provide a basis for valuing options and allocating those values over time. ASIC's guidelines do not require that options be expensed in the financial statements, only that they be disclosed in the directors' report.

ED108/ED2 propose that an expense be recognised in relation to options over the period from grant date to vesting date. For options that vest immediately, the value is recognised as an expense at grant date. Previous ASIC guidelines required the total value of options issued to be disclosed as part of remuneration in the year they were issued. The company made such a disclosure, as required in its 2002 directors' report and notes to the financial statements. The options issued in these years were "well out of the money" at their respective grant dates and year end date.

Options issued by Antisense Therapeutics Limited in 2002 have three vesting dates, for various proportions of the total issued options, during the life of the options. Accordingly, although no options were issued during the year ended 30 June 2003, the options issued to directors and executives in previous years, which had not vested at 1 July 2002, have been allocated a total value of $2,119 for the current financial year and are included in the remuneration of directors and executives above. This amount has been determined by allocating the fair value of options issued equally over the vesting periods. Currently, the amortised fair value is not recognised as an expense in the financial statements and no adjustments have been made to reflect estimated or actual forfeitures (ie. options that do not vest or are not exercised).

Details of the number of options issued, their related terms and conditions and valuation basis are set out in Notes 16 and 17. The total of all options issued to directors and relevant officers in the 2002 financial year continue to be "well out of the money" as at 30 June 2003.

Significant Changes in the State of Affairs

Except as otherwise set out in this report, the directors are unaware of any significant changes in the state of affairs or principal activities of the company that occurred during the period under review.

Indemnification and Insurance

Under the company's constitution:

(a) To the extent permitted by law and subject to the restrictions in section 199A and 199B of the Corporations Act 2001, the company indemnifies every person who is or has been an officer of the company against any liability (other than for legal costs) incurred by that person as an officer of the company (including) liabilities incurred by the officer as a director or officer of a subsidiary of the company where the company requested the officer to accept appointment as director.

(b) To the extent permitted by law and subject to the restrictions in sections 199A and 199B of the Corporations Act 2001, the company indemnifies every person who is or has been an officer of the company against reasonable legal costs incurred in defending an action for a liability incurred by that person as an officer of the company.

The company has insured its directors, the company secretary and executive officers for the financial year ended 30 June 2003. Under the company's Directors' and Officers' Liabilities Insurance Policy, the company shall not release to any third party or otherwise publish details of the nature of the liabilities insured by the policy or the amount of the premium. Accordingly, the company relies on section 300(9) of the Corporations Act 2001 to exempt it from the requirement to disclose the nature of the liability insured against and the premium amount of the relevant policy.

Environmental Regulations Performance

The company is not subject to significant environmental regulations.

Significant Events After Balance Date

On 20 August 2003, the company announced a placement of shares to Australian institutions and professional investors, raising $5 million by the issue of 38.5 million shares at $0.13 per share. As part of the placement, Polychip Pharmaceuticals Pty Limited (a wholly owned subsidiary of Circadian Technologies Limited) has agreed to subscribe for approximately $1 million at $0.13 per share. This is subject to shareholder approval, which will be sought at the company's Annual General Meeting.

Antisense Therapeutics Limited's cash reserves are expected to be sufficient to support the company's planned activities until the end of 2004 if it continues to take advantage of the potential of antisense technology to move quickly from drug discovery to developing therapies (note that the company has the flexibility to delay certain research and development expenditure until sufficient funds are available). In order for the company to progress its projects beyond this time, the company will be required to raise further capital.

In relation to the proposed use of funds described above and below, it should be recognised that there will typically be differences between the forecast and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material, particularly in the start-up period.

Corporate Governance

It is the role of the Board of Directors of Antisense Therapeutics Limited to represent and protect the interests of the company's shareholders. The Board is responsible for the corporate governance of the company and guides and monitors the business and affairs of the company.

To ensure the Board is well equipped to discharge its responsibilities, it has guidelines for the nomination and selection of directors and for the operation of the Board.

Composition of the Board

The composition of the board is determined in accordance with the following principles and guidelines:

- The Board should comprise at least four directors and should maintain a majority of non-executive directors;
- The chairperson must be a non-executive director; and
- The Board should comprise directors with an appropriate range of qualifications and expertise.

The Board consists of six Directors, one of whom is executive (Mark Diamond) and five of whom are non-executive (Robert Moses, Dr Chris Belyea, Prof Graham Mitchell, Prof George Werther and Dr Stanley Crooke).

Board Committees

The Board has created the following Committees:

- Audit Committee, chaired by Chris Belyea; and
- Remuneration Committee, chaired by Robert Moses.

Audit Committee

The Audit Committee is chaired by Chris Belyea. The other members are Robert Moses and George Werther.

The principal functions of the Audit Committee include reviewing and making recommendations to the Board regarding:

- the discharge by the Board of its responsibilities in respect of the preparation of the company's financial statements and internal controls;
- nominees for appointment as external auditors;
- the performance of the external auditors;
- communication between the Board and its external auditors;
- the external auditors' evaluation of internal controls and management's response; and
- internal audit procedures.

Remuneration Committee

The Remuneration Committee is chaired by Robert Moses and comprises all of the non-executive directors.

The principal functions of the Remuneration Committee include reviewing and making recommendations to the Board regarding:

- the remuneration of the Chief Executive Officer, the other senior executives and the non-executive directors;
- the remuneration policies and practices for Antisense Therapeutics including participation in the employee share and option plans and other benefits; and
- superannuation arrangements.

Board Responsibilities

As the Board acts on behalf of and is accountable to the shareholders, the board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the Board is responsible for identifying areas of significant business risk and ensuring arrangements are in place for an effective risk management system.

The responsibility for the operation and administration of the Company is delegated by the Board to the managing director and the executive team. The Board ensures that this team is appropriately qualified and experienced to discharge their responsibilities and has in place procedures to assess the performance of the managing director and the executive team.

The Board will ensure that management's objectives and activities are aligned with the expectations and risks identified by the Board. The Board has procedures to allow directors, in the furtherance of their duties, to seek independent professional advice at the Company's expense.

Monitoring of the Board's Performance

Policies and procedures in place with respect to monitoring the performance of the Board are set out in the section of this report headed "Directors' and Officers' Remuneration".

Ethical Standards

The company recognises the need for Directors and employees to observe the highest standards of behaviour and business ethics when engaging in corporate activity. Antisense Therapeutics Limited intends to maintain a reputation for integrity. The Board has adopted a Code of Conduct, which sets out the principles and standards with which all officers and employees are expected to comply in the performance of their respective functions. A key element of that Code is the requirement that officers and employees act in accordance with the law and with the highest standards of propriety. The Code and its implementation are to be reviewed each year.

Board's Communication to Shareholders

The Board of Directors aims to ensure that communication to shareholders is provided through:

- the annual report, which is distributed to all shareholders;
- the half yearly report provided to the Australian Stock Exchange; and
- the annual general meeting and other meetings so called to obtain approval for Board action as appropriate.

A policy has also been adopted that the communications described above and announcements made by the Company to the Australian Stock Exchange be posted to the company's website (www.antisense.com.au).

Adoption of a Continuous Disclosure Protocol

Subject to any exceptions in the Listing Rules and Corporations Act, the company is required to immediately disclose all information that would be expected to have a material effect on the price or value of the securities of the company. The company has adopted a continuous disclosure protocol and has appointed the Company

Secretary as Disclosure Officer who will be required to collate and, where appropriate, disclose share price sensitive information.

Identification and Management of Significant Business Risk

The Board has identified the significant areas of potential business and legal risk for the Company. The identification, monitoring and, where appropriate, the reduction of significant risks to the Company are monitored by the executive Directors. The Board reviews and monitors the parameters under which such risks will be managed.

Equity Participation by Directors

The Board encourages Directors to own shares.

Policy Concerning Trading in Company Securities

The company has a formal policy in place governing trading practices in the company's shares by directors, officers and employees. This policy complements the requirements of the law in this area and the requirements under the Corporations Act and the ASX Listing Rules to disclose any trading undertaken by directors or their related entities in the company's securities. Compliance with this policy is reviewed by the Board on a regular basis.

This report has been signed in accordance with a Resolution of the Directors made on 22 August 2003.

For and on behalf of the Board:

Mark Diamond
Director

Robert W Moses
Director

Melbourne
22 August 2003

Operations Report

Overview of Company's Activities

Antisense Therapeutics Limited (ATL) has made substantial progress in its Research and Development activities over the period under review with a focus on meeting the key project milestones for its lead compounds, ATL1102 and ATL1101. The major achievements announced by the company were:

Multiple Sclerosis Project (ATL1102)

- The successful completion of a package of pre-clinical animal trials of ATL's drug for the treatment of Multiple Sclerosis, ATL1102;
- Confirmation of the site for Phase I clinical trials for ATL1102 and receipt of approval to conduct this trial;
- Completion of manufacture of ATL1102 for use in Phase I and later clinical trials.

Psoriasis Treatment Project (ATL1101)

- Selection of ATL1101 lead compound for Psoriasis;
- Demonstration that a cream containing ATL1101 can penetrate human Psoriasis skin biopsies in the laboratory and silence the target gene IGF-1R;
- Approval of a $1.1M grant under the Commonwealth Government's R&D Start Program to assist in development of the Psoriasis treatment.

During the period the company successfully raised $4.5 million in an oversubscribed share offer. On 20 August 2003, the company announced the raising of a further $5 million in a share placement to Australian institutions and professional investors.

Antisense Therapeutics' Mission

ATL's mission is to create, develop and commercialise novel antisense pharmaceuticals. Our primary focus is to progress our two lead compounds (ATL1102 and ATL1101) through research and clinical trials with the aim of providing new and improved therapies for the treatment of Multiple Sclerosis and Psoriasis respectively, and to support these lead compounds by building a pipeline of additional antisense compounds.

Antisense Technology – How It Works

Proteins play a central role in virtually every aspect of human biology. Each of our genes is a set of instructions for, and control of, the manufacture inside the cell of a particular unique protein. Conventional pharmaceutical drugs typically bring about their desired therapeutic effect by binding to a target protein directly, to interfere with its action.

Antisense drugs are synthetic, DNA-like compounds designed for use as medicines, which block disease processes with extraordinary precision. Unlike conventional small-molecule medicines, the discovery of which requires time-consuming and laborious trial-and-error, antisense medicines are rationally designed by directly exploiting the huge body of genetic information now available from the human genome project.


HOW ANTISENSE TECHNOLOGY WORKS
DNA
mRNA
Proteins
Transcription
Translation
Antisense
Drug
(Oligonucleotide)
D
I
S
E
A
S
E
Traditional Drug

Compared to conventional drugs antisense aims to provide faster, more predictable drug discovery, with increased specificity of action and uniformity of methods of manufacture, formulation and delivery.

Antisense drugs have the potential to treat a wide range of conditions and diseases including autoimmune, infectious, inflammatory, dermatological, metabolic and cardiovascular diseases as well as cancer. There are currently over 20 antisense drugs in clinical trials worldwide to treat various diseases, with more than half of these in Phase II or later stage clinical development. While there is already one antisense drug approved for clinical use, it is anticipated that several more will enter the market over the next few years.

Overall Operating Strategy

ATL's strategy is:

- to gain access to the best enabling antisense technologies through partnership with key antisense technology leaders;
- to create candidate antisense drugs for diseases where there are large and/or poorly met markets, in collaboration with ATL's technology and research partners;
- to out-source pre-clinical and clinical testing of the candidate drugs to expert contractors; and
- to commercialise the drugs that are shown to be successful through licensing deals or other partnerships with major pharmaceutical companies.

The company's "virtual structure" minimises infrastructure and overhead costs. This is achieved by working with contractors and consultants on a worldwide basis in order to gain access to the best possible expertise in each area of the company's development operations. These outsourcing activities are closely controlled by the company's management who have extensive experience in the research and clinical development of pharmaceutical products.

A key aspect to the company's out-sourcing strategy is the collaborations it has developed with Isis Pharmaceuticals Inc ("Isis") and the Murdoch Childrens Research Institute ("MCRI") who are at the same time major shareholders in ATL. The company has made substantial technical progress with its developments over the period under review due to the commitment and expertise of its collaboration partners.

Isis Strategic Partnership

A fundamental element of the ATL strategy is its access to state of the art antisense technology, both in respect of know-how and intellectual property to accelerate drug discovery and development. As a leader in the field, Isis is the ideal technology partner for ATL. Isis currently has one antisense drug on the market (Vitravene™) and seven compounds in late stage clinical development. Isis has several partnerships with major pharmaceutical companies.

The collaboration agreement with Isis provides ATL with an extensive package of access to Isis's antisense drug discovery technology to commercialise antisense drugs to a number of protein targets including IGF-IR for Psoriasis and an exclusive license to ATL1102, which ATL is currently progressing into clinical development for Multiple Sclerosis. Isis has already manufactured batches of bulk drug product and will be available to manufacture further quantities for use in clinical trials for ATL.

The collaboration agreement with Isis also provides access to and assistance in expanding ATL's drug pipeline including the rapid generation of antisense lead compounds to the Company's potential therapeutic targets.

MCRI Strategic Collaboration

The MCRI, based at the Royal Children's Hospital in Melbourne is a major Australian research institute with over 450 staff and operates as an independent non-profit organisation.

ATL has entered into agreements with the MCRI by which it has obtained the exclusive worldwide rights to commercialise antisense drugs for Psoriasis and other skin diseases. As part of its research agreement with ATL, the MCRI provides scientific support of the pre-clinical and clinical development, including laboratory testing of the Isis-generated drugs and formulations. MCRI is also generating laboratory data on antisense treatments in other skin disorders.

Projects Update

Multiple Sclerosis: ATL1102

Background

Multiple Sclerosis (MS) is a life-long, chronic, incurable disease, which progressively destroys the central nervous system, commonly diagnosed between the ages of 20 and 40 years. The disease affects about

400,000 people in the US where the estimated annual healthcare cost associated with the disease in 2002 was US$2.5 billion. Although current treatments are unable to slow disease progression, the aims of therapy are to reduce the duration, frequency and severity of the attacks.

The development of improved Multiple Sclerosis medications is a high opportunity area. There is no cure for MS – the goals of therapy are to improve recovery from attacks, to prevent or lessen the number of relapses and their severity, and to reduce disease progression. Until recently steroids were the principal medications for MS – while steroids cannot affect the progression of MS, they can reduce the duration of attacks. Interferon beta drugs appeared on the market in the early 1990's, but their longer-term therapeutic benefits are unclear.

ATL1102 is a drug under development by ATL, which aims to prevent the synthesis of a protein called VLA-4, known to play a part in both the onset and progression of MS.

Clinical evidence for VLA-4 target activity in Multiple Sclerosis has been demonstrated by the monoclonal antibody drug, Antegren™, currently being developed by US based biopharmaceutical company, Biogen, which is being assessed in Phase III human trials. By contrast to acting on the VLA-4 protein after it is produced, ATL1102 is designed to block the production of that disease causing protein before it can inflict further damage. Advantages of ATL1102 over an antibody product may potentially include efficacy, dosing route and cost of therapy.

Progress

In October 2002, ATL announced the successful completion of a package of preclinical (animal) studies, which enabled ATL to submit an application to the Charterhouse Clinical Research Unit at the Stamford Hospital in London ("Charterhouse") to conduct a Phase I clinical trial to assess the safety and disposition (pharmacokinetics) of ATL1102 in human volunteers. Approval was received from Charterhouse in February 2003 to conduct this Phase I study.

The production of injectable formulations of ATL1102 suitable for use in Phase I clinical trials was contracted out to a FDA compliant US manufacturer. Although unforeseen events in the manufacturing process led to delays, the manufacture is now complete.

As required by regulations, the manufactured formulations underwent full quality testing at a contract organisation in the USA. Quality testing involves the evaluation of the formulated product to ensure it meets product specifications. This program of work was completed in August 2003 and the products have been certified for "release". The formulations have been shipped to Charterhouse in London to commence the Phase I clinical trial, which is scheduled to commence in late August 2003.



Development Director, Dr Jega Iswaran and Managing Director, Mark Diamond inspecting a vial of formulated drug product ATL1102 to be used in the Phase I clinical trial.

Outlook

Upon successful completion of the Phase I clinical trial, it is anticipated that an application will be made in 2004 for a Phase IIa trial to assess preliminary efficacy in patients with MS.

Psoriasis: ATL1101

Background

Psoriasis is a chronic non-contagious skin disorder, which affects around 2% of the population. While the precise cause of Psoriasis is unknown, it is thought to be triggered by an immune system defect leading to excessive skin cell division. When severe, 15-20% of the person's body may be affected. The white scales that usually cover the lesion are composed of dead skin cells, and the redness of the lesion is caused by increased blood supply to the area of rapidly dividing skin cells.

The worldwide market for Psoriasis treatments was valued at US$500 million in 2002 and there is an acknowledged unmet medical need for more effective and safer treatments. The market is forecast to grow beyond US$2 billion by 2007 ("Frost & Sullivan") with the emergence of new effective treatments.

In the absence of a cure, the goal for a Psoriasis treatment is to reduce inflammation and/or to slow down rapid skin cell division to decrease the extent of skin lesions. While there are a number of treatments on the market today, most have limited efficacy or side-effect profiles, which restrict their usefulness. There is a range of new treatments undergoing clinical trials, some of which should be expected to reach the market. These include systemic injected drugs based on monoclonal antibodies designed to interfere with specific parts of the immune system thought to be important in the development of Psoriasis. Whether any of these drugs will offer an improvement to existing therapies is not yet known. Despite the wide range of current treatment choices and the treatments in development, 2% of the world's population awaits an effective treatment for Psoriasis.

ATL1101 is an antisense drug designed to silence the gene for the insulin-like growth factor-I receptor (IGF-IR). IGF-IR's pivotal role in the regulation of cell overgrowth in Psoriasis was established by our research partner, the Murdoch Childrens Research Institute. ATL1101 is being developed for topical application and is intended as a first line therapy.

Progress

The ATL1101 lead compound was selected in the third quarter of 2002 on schedule and a topical formulation containing ATL1101 was prepared using Isis Pharmaceuticals, Inc proprietary formulation expertise.

A significant milestone was achieved in the second quarter of 2003 with the demonstration that the cream containing ATL1101 can penetrate human Psoriasis skin biopsies in the laboratory and silence the target IGF-IR. The laboratory result provided increased confidence that ATL1101 may be effective as a topical cream formulation to treat Psoriasis.



Psoriasis project team leader Dr Lynne Atley with scientist Leanne Bullas, analysing human skin cells at the MCRI.

In May 2003, the Psoriasis project was awarded a grant under the Commonwealth Government's R&D Start Program. The grant will provide $1.1M in dollar-for-dollar funding for the financial year 2003/2004. The awarding of this grant provides validation of the scientific, clinical and commercial potential of the Psoriasis project.

The research team at the MCRI has also been actively investigating the application of ATL1101 in other skin disorders. Laboratory experiments to confirm the potential effectiveness of ATL1101 in these disorders are well advanced. The company will announce details of these investigations once the data has been generated and assessed.

Outlook

The next stage of development for ATL1101 is the undertaking of a "proof of concept" study which is an accelerated path to testing the activity of ATL1101 in humans suffering from Psoriasis.

In this "proof of concept" study, also referred to as the Small Plaque Assay (SPA), ATL1101 will be topically applied to a limited number of patients in relatively small quantities to defined areas of psoriatic skin. The SPA is designed to carefully monitor and also restrict the extent of patients' exposure to the test compound.

Typically a drug's activity is not established until completion of Phase II clinical trials. However, a "proof of concept" study can be undertaken relatively inexpensively for a disease such as Psoriasis (unlike for many other diseases), which will provide early evidence of the effectiveness of ATL1101. While the SPA will not replace the requirement to undertake formal (Phase I, II and III) human clinical trials, if early indications of the drug's effectiveness are shown, the company will have increased confidence in the prospects for successful commercial development of ATL1101, and excellent data with which to pursue potential early partnering opportunities.

The manufacture of the drug product and the required precursory toxicology program are expected to be completed in the first half of 2004, after which an application for approval to commence the SPA may be submitted. Once this approval is received, the "proof of concept" study in Psoriasis patients should commence in mid to late 2004.

Other Research Projects

Background

The company has agreed a list of exciting research targets with Isis, and can during the research and development phase, select a certain number of those with the most potential to exclusively commercialise. ATL is focusing on potential therapeutic drug targets from published scientific and clinical research where ATL's analysis shows that these targets may be suitable for intervention with antisense drugs and where an antisense drug may have an advantage over existing treatments or those in development.

As stated earlier, ATL has acquired from Isis an exclusive right to research these targets using the Isis technology, and in accordance with the ATL/Isis contracts, antisense compounds to these targets are being created by Isis for ATL. ATL are contracting with local and international expert groups to assess the efficacy of these antisense compounds in the relevant animal models. When efficacy in animals is established, ATL will elevate the most promising drugs to its development pipeline for trials in humans.

Progress

ATL has research projects on its pipeline antisense inhibitors at various stages of completion in animal disease models. Early indications are that at least one of these compounds has shown efficacy comparable to leading therapies for its given disease indication; studies in other disease areas are underway. All disease indications under investigation at ATL have significant unmet therapeutic markets, and with the inherent safety and dosing advantages of antisense drugs over conventional therapies, we believe our pipeline research activities may generate interest once follow-up studies and patent filings have been completed.

It is important to note that these research outcomes can be achieved in a highly expeditious manner and at a relatively low cost, which is a key feature of utilizing the 2nd generation antisense chemistry available to us via our strategic collaboration with Isis.

Outlook

Following completion of the efficacy studies currently in progress and additional pilot efficacy studies during the 2003/2004 financial year, a select number of successful candidates may then be progressed into formal pre-clinical development. ATL intends to announce details of the specific disease indications together with the lead compounds once relevant patent applications have been lodged.

ATL will critically assess the results of these studies and determine on a case by case basis whether further development work will be undertaken by ATL or alternatively out-license to other pharmaceutical companies in return for licensing income.



ANTISENSE THERAPEUTICS LIMITED RESEARCH AND DEVELOPMENT PIPELINE
Discovery
Validated Lead
Patent Application
Preclinical Efficacy
Material Production
Preclinical Toxicology
Clinical Phase I
Clinical Phase IIa
Clinical Phase IIb
Clinical Phase III
Approval
ATL1102
ATL1101
OTHER PROJECTS

Partnering Opportunities

As stated earlier, the company's strategy is to commercialise its drug pipeline products through collaborations with major pharmaceutical companies. Given the quality of the targets and the known commercial appeal of antisense there is likely to be potential interest in both ATL1101 and ATL1102 as they progress successfully through development. The company will discuss its technology on an ongoing basis with selected interested companies in order to broaden the awareness of its activities in preparation for potential future licensing or other partnership discussions. The company also plans to pursue partnering opportunities for select pipeline compounds that are at an earlier stage of development (pre-clinical).

Financial Position

As stated in the Director's Report the company's current cash reserves are expected to be sufficient for the planned activities until the end of 2004 if it continues to take advantage of the potential of antisense technology to move quickly from drug discovery to developing therapies (note that the company does, however, have the flexibility to delay research and development expenditure until sufficient funds are available). In order for the company to progress its projects beyond this time as described in the respective projects' "Outlook" sections, the company will be required to raise further capital.

In relation to the proposed use of funds described above, it should be recognised that there will typically be differences between the forecast and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material.

Biotechnology Companies – Inherent Risks

Some of the risks inherent in the development of a product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Antisense Therapeutics Limited are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative taking into account these considerations.

This annual report may contain forward-looking statements regarding the potential of the company's projects and interests and the development and therapeutic potential of the company's research and development. Any statement describing a goal, expectation, intention or belief of the company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the company's research and development program referred to in this Operations Report and in the company's Directors' Report as contained in this annual report for the period ended 30 June 2003.

Directors' Declaration

In accordance with a resolution of the directors of Antisense Therapeutics Limited, we state that:

In the opinion of the directors:

(a) the financial statements and notes of the company are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001.

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Robert W Moses
Chairman

Mark Paul Diamond
Managing Director

Melbourne
22 August 2003

Statement of Financial Position at 30 June 2003

	Note	2003 $	2002 $
CURRENT ASSETS			
Cash assets	14(a)	**6,545,567**	9,373,050
Receivables	3	**68,730**	53,196
Other	4	**878,941**	140,030
Total Current Assets		**7,493,238**	9,566,276
NON-CURRENT ASSETS			
Plant & equipment	5	**50,911**	52,440
Intangible assets	6	**4,438,000**	5,715,500
Total Non-Current Assets		**4,488,911**	5,767,940
Total Assets		**11,982,149**	15,334,216
CURRENT LIABILITIES			
Payables	7	**326,302**	1,837,089
Provisions	8	**38,101**	15,415
Total Current Liabilities		**364,403**	1,852,504
Total Liabilities		**364,403**	1,852,504
Net Assets		**11,617,746**	13,481,712
EQUITY			
Contributed equity	9	**23,714,504**	19,470,572
Reserves	10	**725,885**	725,885
Accumulated losses	11	**(12,822,643)**	(6,714,745)
Total Equity		**11,617,746**	13,481,712

The accompanying notes form an integral part of this Statement of Financial Position.

Statement of Financial Performance for the Year Ended 30 June 2003

	Note	2003 $	2002 $
Revenue from ordinary activities	2	**448,066**	408,687
Administrative expenses		**(1,470,924)**	(781,132)
Occupancy expenses		**(46,829)**	(24,638)
Patent expenses		**(25,295)**	(36,220)
Research and development expenses		**(3,728,617)**	(5,132,420)
Research and development expenses – amortisation of intellectual property	2	**(1,277,500)**	(672,000)
Business development expenses		**-**	(74,568)
Borrowing costs	2	**(1,519)**	(4,715)
Other expenses from ordinary activities	2	**(5,280)**	(4,000)
Loss from ordinary activities before income tax expense		**(6,107,898)**	(6,321,006)
Income tax expense relating to ordinary activities	12	**-**	-
Loss from ordinary activities after related income tax expense		**(6,107,898)**	(6,321,006)
Net loss		**(6,107,898)**	(6,321,006)
Increase in option reserve	10	**-**	725,885
Share issue costs	9	**(277,359)**	(717,549)
Total revenues, expenses and valuation adjustments attributable to members of Antisense Therapeutics Limited and recognised directly in equity		**(277,359)**	8,336
Total changes in equity other than those resulting from transactions with owners as owners		**(6,385,257)**	(6,312,670)
Basic earnings per share (cents per share)	13	**(2.46)**	(3.81)
Diluted earnings per share (cents per share)	13	**(2.46)**	(3.81)

The accompanying notes form an integral part of this Statement of Financial Performance.

Statement of Cash Flows

for the Year Ended 30 June 2003

	Note	2003 $	2002 $
CASH FLOWS FROM OPERATING ACTIVITIES:			
Payments to suppliers, employees and for research and development		(7,351,299)	(4,394,877)
Interest received		352,771	249,747
Bank finance charges		(1,488)	(4,715)
Other income received		–	91,632
Net cash flows used in operating activities	14(b)	(7,000,016)	(4,058,213)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment		(23,332)	(51,539)
Proceeds from sale of plant and equipment		1,680	4,000
Net cash flows used in investing activities		(21,652)	(47,539)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from borrowings – associated entities		–	100,000
Repayment of borrowings – associated entities		–	(138,382)
Proceeds from issue of shares and options		4,521,291	13,589,760
Payment of share and option issue costs		(327,106)	(707,917)
Net cash flows from financing activities		4,194,185	12,843,461
Net increase/(decrease) in cash held		(2,827,483)	8,737,709
Cash at the beginning of the financial year		9,373,050	635,341
Cash at the end of the financial year	14(a)	6,545,567	9,373,050

The accompanying notes form an integral part of this Statement of Cash Flows.

Notes to the Financial Statements for the Year Ended 30 June 2003

NOTE 1 (A) STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(i) *Basis of Accounting*

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable accounting standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has also been prepared in accordance with the historical cost convention.

The prior year comparatives relate to the financial performance from December 2001 following listing of the company on the Australian Stock Exchange.

(ii) *Changes in accounting policies*

The accounting policies adopted are consistent with those of the previous year except for the accounting policy with respect to the employee benefits.

The entity has adopted the revised Accounting Standard AASB 1028 "Employee Benefits", which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously, the consolidated entity measured the provision for employee benefits based on remuneration rates at the date of recognition of the liability. In accordance with the requirements of the revised Standard, the provision for employee benefits is now measured based on the remuneration rates expected to be paid when the liability is settled.

There has been no material impact on retained profit and employee benefit liabilities at the beginning of the year.

(iii) *Income Tax*

The financial statements apply the principles of tax-effect accounting. The income tax benefit in the Statement of Financial Performance represents the tax on pre-tax accounting loss adjusted for income and expenses never to be assessed or allowed for taxation purposes. The provision for deferred income tax liability and future income tax benefit (as disclosed, but not recognised in the Statement of Financial Position) include the tax effect of differences between income and expenses recognised in different accounting periods for book and tax purposes, calculated at the tax rates expected to apply when the differences reverse.

The future income tax benefits relating to tax losses and timing differences have not been recognised as an asset as there is no virtual certainty of realisation.

(iv) *Goods and Services Tax*

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

Cash flows arising from operating activities are included in the Statement of Cash Flows on a gross basis (i.e. including GST) and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(v) *Plant and Equipment*

Plant and equipment are measured at cost and are depreciated over their useful economic lives as follows:

	Life	Method
Equipment and furniture	3-5 years	Straight line

(vi) *Recoverable amounts of non-current assets*

All non-current assets are reviewed annually to determine whether their carrying amounts require write down to recoverable amount.

(vii) *Research and Development*

Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.

Patent costs are expensed as incurred.

(viii) *Employee Benefits*

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave benefits; and
- other types of employee benefits

are recognised against profits/losses on a net basis in their respective categories.

The value of the equity-based compensation scheme described in Note 20 is not being recognised as an employee benefits expense.

(ix) *Employee Option Ownership Schemes*

Certain employees are entitled to participate in option ownership schemes. The details of the schemes are described in Note 20. No remuneration expense is recognised in respect of employee options issued.

(x) *Financial Instruments Included in Equity*

Ordinary share capital is recorded at the amount received on issue, less any share issue costs. Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

(xi) *Financial Instruments Included in Assets*

Cash in bank and short-term deposits are stated at nominal value. Interest revenue is recognised on an effective yield basis.

(xii) *Foreign Currencies*

Transactions in foreign currencies are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by the company outstanding at reporting date and denominated in foreign currencies have been converted to local currency using rates prevailing at the end of the financial year.

(xiii) *Earnings per share*

Basic EPS is calculated as net loss attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net loss attributable to members, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

  divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(xiv) *Operating Leases*

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

(xv) *Intangible assets*

Intangible assets are amortised on a straight line basis over the term of the rights granted, which is currently expected to be five years. The unamortised balance of intangible assets is reviewed at each balance date and charged to the Statement of Financial Performance to the extent that applicable future benefits are no longer probable.

(xvi) *Payables*

Liabilities for trade creditors and other amounts are carried at cost, which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the company.

(xvii) *Borrowing costs*

Borrowing costs are expensed as incurred.

(xviii) *Contributed Equity*

Issued and paid up capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(xix) *Revenue Recognition*

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest

Control of the right to receive the interest payment.

(xx) *Cash and Cash Equivalents*

Cash on hand and in banks and short-term deposits are stated at nominal value.

NOTE 1(B) INHERENT UNCERTAINTY – GOING CONCERN

This financial report has been prepared on a going concern basis. In common with start-up biotechnology companies:

- the company's operations are subject to considerable risks due primarily to the nature of research, development and commercialisation to be undertaken; and
- the going concern basis assumes that the existing cash reserves and future capital raisings will be sufficient to enable the company to successfully execute its existing and future plans.

The financial statements take no account of the consequences, if any, of the effects of unsuccessful product development or commercialisation nor of the inability of the company to obtain adequate funding. The ability of the company to realise the carrying value of the intangible asset is subject to the successful operation of the company's existing and future plans.

NOTE 2. REVENUE AND EXPENSES

	2003 $	2002 $
Revenues from ordinary activities:		
Interest from external parties	355,029	289,819
Foreign exchange gains:		
Unrealised	16,832	23,236
Realised	74,525	91,632
Proceeds from the disposal of plant and equipment (a)	1,680	4,000
Total revenues from ordinary activities	448,066	408,687
Expenses and Losses:		
Depreciation of:		
– Equipment and furniture	18,854	9,818
Borrowing costs:		
– Interest and bank charges	1,519	4,715
Operating lease rentals:		
Minimum lease payments	39,475	22,679
Amortisation of intangibles	1,277,500	672,000
Other expenses comprising of:		
Written down value of plant and equipment (a)	5,280	4,000
(a) Net loss on disposal of plant and equipment	3,600	–

NOTE 3. RECEIVABLES (CURRENT)

	2003 $	2002 $
Interest receivable – bank	43,225	40,967
Input tax credits	25,351	12,075
TFN withholding tax	154	154
Total receivables	68,730	53,196

NOTE 4. OTHER ASSETS (CURRENT)

	2003 $	2002 $
Prepayments	873,294	136,781
Other	5,647	3,249
Total other assets	878,941	140,030

NOTE 5. PLANT AND EQUIPMENT

	2003 $	2002 $
Equipment and furniture at cost		
Opening balance	63,645	16,106
Additions	22,605	51,539
Disposals	(7,701)	(4,000)
Closing balance	78,549	63,645
Accumulated Depreciation		
Opening balance	(11,205)	(1,387)
Depreciation for the period	(18,854)	(9,818)
Disposals	2,421	–
Closing balance	(27,638)	(11,205)
Net book value	50,911	52,440

NOTE 6. INTANGIBLE ASSETS

	2003	2002
	$	$
Intellectual property (a)	6,387,500	6,387,500
Accumulated amortisation	(1,949,500)	(672,000)
Closing balance	4,438,000	5,715,500

(a) The intangible assets relate to certain rights granted to Antisense Therapeutics Limited by Isis Pharmaceuticals Inc. and The Murdoch Childrens Research Institute upon listing of the company. The main features of the agreements with the aforementioned entities, respectively, are as follows:

- Isis Pharmaceuticals Inc. ("Isis") has granted Antisense Thèrapeutics Limited rights to use Isis technology (i.e. Isis' patented technology) to commercialise antisense drugs to a number of protein targets (i.e. a research licence for each protein target). A certain number of these research licences to protein targets are also extendible to commercialisation licences.

  The agreements with Isis provide access to and assistance in expanding Antisense Therapeutics Limited's drug pipeline and also provide access to and assistance in the company's development projects including an exclusive license to a multiple sclerosis drug in Isis' preclinical pipeline; access to Isis manufacturing for provision of bulk quantities of antisense compounds for clinical trials; and access to Isis' preclinical development services for a sufficient period to allow smooth technology transfer.
- Antisense Therapeutics Limited's agreement with the Murdoch Childrens Research Institute provides the company with worldwide exclusive licences to patents covering antisense directed at a certain target for dermatological applications including psoriasis. The company's agreement with the Murdoch Childrens Research Institute also provides Antisense Therapeutics Limited with scientific support in the clinical development of a compound for psoriasis and other dermatological indications, and the testing of additional antisense compounds to be directed at other dermatological protein targets.

NOTE 7. PAYABLES (CURRENT)

	2003	2002
Accrued expenses (unsecured) (a)	326,302	1,820,499
Superannuation payable	–	16,590
Total current payables	326,302	1,837,089

(a) Accrued expenses are non-interest bearing and are normally settled on 30 day terms.

NOTE 8. PROVISIONS (CURRENT)

	2003	2002
Employee entitlement (annual leave)	38,101	15,415

NOTE 9. CONTRIBUTED EQUITY

	2003	2002
Issued and paid up capital	23,714,504	19,470,572

(a) Movement in Issued Shares	2003		2002	
	No of Shares	$	No of Shares	$
Balance at beginning of year	215,003,110	19,470,572	108,750,005	1,000,001
Issued during the year (i)	60,275,268	4,520,645	106,250,005	19,187,500
Transaction costs arising on share issues	–	(277,359)	–	(717,549)
Exercise of options	3,230	646	3,100	620
Balance at year end	275,281,608	23,714,504	215,003,110	19,470,572

(i) The following shares were issued on 9 December 2002:

- 39,608,602 fully paid ordinary shares at 7.5 cents per share pursuant to the Company's Offer Information Statement dated 1 November 2002.
- 10,333,333 fully paid ordinary shares at 7.5 cents per share to Polychip Pharmaceuticals Pty Ltd, and
- 10,333,333 fully paid ordinary shares at 7.5 cents per share to Isis Pharmaceuticals Inc.

	2003 $	2002 $
NOTE 10. RESERVES		
Option Reserve	725,885	725,885

The option reserve represents amounts received as consideration for options issued.

(a) Movement in Option Reserve

	2003 No of Options	2003 $	2002 No of Options	2002 $
Balance at beginning of period	125,422,895	725,885	–	–
Issued during the period	–	–	125,425,995	789,760
Less costs	–	–	–	(63,875)
Exercise of options	(3,230)	–	(3,100)	–
Balance at period end	125,419,665	725,885	125,422,895	725,885

(b) Options over Ordinary Shares 2003

	No of Options				
Date of Issue	**26/02/02**	**19/12/01**	**3/12/01**	**15/11/01**	**15/11/01**
On issue at beginning of year ('000)	58,972	32,500	11,950	2,000	20,000
Issued during the year ('000)	–	–	–	–	–
Exercised during the year ('000)	(3)	–	–	–	–
Expired during the year ('000)	–	–	–	–	–
Outstanding at balance date ('000)	58,969	32,500	11,950	2,000	20,000
Exercised subsequent to balance date ('000)	–	–	–	–	–
Outstanding at date of Directors' report ('000)	58,969	32,500	11,950	2,000	20,000
Number of recipients	5,081	1,240	11	1	1
Exercise price	$0.20	$0.20	$0.20	$0.20	$0.20
Exercise period from	26 Feb 2002	19 Dec 2001	3 Dec 2001	15 Nov 2001	15 Nov 2001
To (expiration day)	1 Feb 2007	1 Feb 2007	31 Jul 2005	31 Jul 2005	30 Nov 2006
The following proportion of options vest from the dates shown:					
100%	26 Feb 2002	19 Dec 2001	–	–	15 Nov 2001
20%	–	–	1 Aug 2002	1 Aug 2002	–
40%	–	–	1 Aug 2003	1 Aug 2003	–
40%	–	–	1 Aug 2004	1 Aug 2004	–

	2003 $	2002 $
NOTE 11. ACCUMULATED LOSSES		
Accumulated losses at the beginning of the financial year	(6,714,745)	(393,739)
Net loss	(6,107,898)	(6,321,006)
Accumulated losses at the end of the financial year	(12,822,643)	(6,714,745)

	2003 $	2002 $
NOTE 12. INCOME TAX		

The prima facie tax, using the tax rate applicable in the country of operation, on loss differs from the income tax provided in the financial statements as follows:

	2003 $	2002 $
Loss from ordinary activities	**(6,107,898)**	(6,321,006)
Prima facie income tax benefit calculated at 30%	**(1,832,369)**	(1,896,302)
Tax effect of permanent and other differences:		
Research and development	**(77,569)**	(57,138)
Amortisation of intellectual property	**383,250**	201,600
Amortisation of equity raising costs	**(67,360)**	–
Amount (over)/under provided in prior years	**316,519**	(4,594)
Other	**312**	188
Income tax benefit adjusted for permanent and other differences	**(1,277,217)**	(1,756,246)
Benefit of tax losses not brought to account	**1,277,217**	1,756,246
Total income tax benefit attributable to operating loss	**–**	–
The estimated potential future income tax benefit at period end calculated at 30% in respect of tax losses not brought to account is:	**3,151,839**	1,868,594

The estimated potential future income tax benefit not recognised at period end in respect of timing differences for the company amounted to $4,082 (2002: $1,946).

The benefits of the tax losses and timing differences will only be realised if:

(i) the company derives future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realised;

(ii) the company continues to comply with the conditions for deductibility imposed by law; and

(iii) there are no changes in taxation legislation adversely affecting the company in realising the benefit from the deductions for the losses.

	2003	2002
NOTE 13. EARNINGS PER SHARE		
Basic earnings per share (cents per share)	**(2.46)**	(3.81)
Diluted earnings per share (cents per share)	**(2.46)**	(3.81)
(a) Loss used in calculating basic and diluted earnings per share (numerator)	**($6,107,898)**	($6,321,006)
(b Number of Ordinary Shares Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (denominator)	**248,528,386**	165,885,100

(c) Potential Ordinary Shares Not Considered Dilutive
All potential ordinary shares, being options to acquire ordinary shares, are not considered dilutive for the year ended 30 June 2003.

(d) There have been no other conversions to, calls of, or subscription for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

	2003	2002
	$	$

NOTE 14. NOTES TO THE STATEMENT OF CASH FLOWS

(a) Reconciliation of Cash

For the purpose of the Statement of Cash Flows, cash includes cash at bank and deposits at call. Cash at the end of the period as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

	2003 $	2002 $
Cash at bank	**1,545,567**	1,873,050
Term Deposits (i)	**5,000,000**	7,500,000
	6,545,567	9,373,050

(i) Term deposits are with a major bank and are short term. The bank pays interest at current bank deposit rates. At year end the average rate was 4.68%

(b) Reconciliation of the net loss after tax to the net cash flows from operations

	2003 $	2002 $
Net loss	**(6,107,898)**	(6,321,006)
Non-cash items		
Unrealised foreign exchange gain	**(16,832)**	(23,236)
Amortisation of intangibles	**1,277,500**	672,000
Depreciation expense	**18,854**	9,818
Loss on disposal of asset	**3,600**	-
Changes in assets and liabilities		
Increase in current receivables	**(15,534)**	(140,030)
Increase in other current assets	**(738,911)**	(42,534)
Increase (decrease) in payables	**(1,443,480)**	(1,771,360)
Increase in employee provisions	**22,686**	15,415
Net operating cash flows	**(7,000,016)**	(4,058,213)

NOTE 15. RELATED PARTY DISCLOSURES

(a) Directors

The following persons held the position of director of Antisense Therapeutics Limited during the financial year:

Chris Belyea
Robert Moses
Graham Mitchell
Stanley Crooke
George Werther
Mark Diamond

(b) Directors' share and option holdings

	No. Shares/options issued	
	2003	2002
(i) Ordinary share options		
Share options issued during the year		
– directly	-	9,772,500
– indirectly	-	20,277,000
	-	30,049,500
Share options outstanding at year end held by directors	**9,772,500**	9,772,500
Share options outstanding at year end held indirectly by directors	**20,277,000**	20,277,000
	30,049,500	30,049,500

	No. Shares/options issued	
	2003	**2002**
(ii) Ordinary shares		
Ordinary shares acquired by the directors from the entity during the year:		
- directly	**26,666**	425,000
- indirectly	**10,333,333**	30,500,000
	10,359,999	30,925,000
Ordinary shares held by directors at the end of the year	**451,666**	425,000
Ordinary shares held indirectly by directors at the end of the year	**40,833,333**	30,500,000
	41,284,999	30,925,000

(c) Transactions and Balances with Related Parties

The following transactions and balances were held with related parties during the year ended 30 June 2003:

(i) Dr Stanley Crooke, a director of the company is also a director of Isis Pharmaceuticals Inc ("Isis"). During the year Isis provided various research and development related services, including manufacture of compound, to the company. The company paid Isis $3,542,839 for these services and at year end owes Isis $117,372 for services not invoiced.

(ii) Professor George Werther, a director of the company is an executive officer of the Murdoch Childrens Research Institute ("MCRI"). During the year the MCRI provided research services in accordance with the Research Agreement entered into between the MCRI and the company. The company paid the MCRI $1,399,557 for these services of which $815,156 were incurred and expensed as research and development costs. The remaining balance of $584,401 has been treated as a prepayment at year end.

(iii) Payments were made to Metabolic Pharmaceuticals Limited ("Metabolic") during the year as reimbursement for various administrative costs. Dr Chris Belyea, a non-executive director of the company is also the managing director of Metabolic. The total amount paid to Metabolic during the year was $6,382.

	2003	**2002**
	$	**$**
NOTE 16. REMUNERATION OF DIRECTORS		
Income paid or payable, or otherwise made available in respect of the financial year to all directors, directly or indirectly by the company:	**364,625**	258,112

The number of executive and non-executive directors whose income (including superannuation contributions) falls within the following bands is:

	2003	**2002**
	No.	**No.**
	(a)	
$0 - $9,999	**-**	3
$10,000 - $19,999	**-**	3
$20,000 - $29,999	**4**	1
$30,000 - $39,999	**1**	-
$60,000 - $69,999	**-**	1
$100,000 - $109,999	**-**	1
$210,000 - $219,999	**1**	-

(a) No options were granted to directors and offices during the year ended 30 June 2003.

ASIC's "Media release 03-202 Valuing options for directors and executives" provides guidelines for Australian listed companies on how to value options and similar equity instruments in the disclosure of director and executive remuneration for the 30 June 2003 Directors' Report. (ASIC's guidelines do not require that options be expensed in the financial statements, only that they be disclosed in the directors' report). The guidelines provided draw on the issuance of the Australian Accounting Standards Board's Exposure Draft 108 "Share-Based Payment" (ED108) and its equivalent the

International Accounting Standards Board's Exposure Draft ED2 "Share-Based Payment" (ED2). ED108/ED2 provide a basis for valuing options and allocating those values over time.

ED108/ED2 propose that an expense be recognised in relation to options over the period from grant date to vesting date. For options that vest immediately, the value is recognised as an expense at grant date. Previous ASIC guidelines required the total value of options issued to be disclosed as part of remuneration in the year they were issued. The company made such a disclosure, as required in its 2002 directors' report and notes to the financial statements. The options issued in these years were "well out of the money" at their respective grant dates and year end date.

Options issued by Antisense Therapeutics Limited in 2002 have three vesting dates, for various proportions of the total issued options, during the life of the options as detailed below. Accordingly, although no options were issued during the year ended 30 June 2003, the options issued to directors in previous years, which had not vested at 1 July 2002, have been allocated a total value of $1,720 for the current financial year and are included in the remuneration of directors above. This amount has been determined by allocating the fair value of options issued equally over the vesting periods. Currently, the amortised fair value is not recognised as an expense in the financial statements and no adjustments have been made to reflect estimated or actual forfeitures (ie. options that do not vest or are not exercised).

Details relating to options issued and the valuation basis adopted are as follows:
As stated in the company's 2002 annual report:

9,500,000 options were granted to directors during the 2002 financial year. "Each option entitles the holder to purchase 1 ordinary share in Antisense Therapeutics Limited at an exercise price of 20 cents". There were 2,000,000 options granted on 15 November 2001 and 7,500,000 options granted on 3 December 2001. These options granted to directors are restricted securities and are escrowed for a period of 2 years from the date of official quotation of shares offered under the first prospectus issued by the company or such other period as the Australian Stock Exchange may require. Subject to the escrow arrangements, the option holder may not exercise more than the following proportions of options on the following dates:

- *Prior to 31 July 2002* — *0%*
- *Between 1 August 2002 and 31 July 2003* — *20%*
- *Between 1 August 2003 and 31 July 2004* — *60%*
- *Between 1 August 2004 and 31 July 2005* — *100%*

These options had no market value at date of grant and are "out of the money" as at the year end (market price per share $0.12), whereas as stated above, the options have an exercise price of 20 cents. The directors have endeavoured to estimate the fair values of the options by using the Black-Scholes options pricing formula which values each option based on the expiration date and exercise price. Based on this accepted formula each option has a negligible value of 0.0459 of a cent. The directors have adopted this valuation for the purpose of these accounts "

These options continue to be "well out of the money" as at the 2003 year end (market share price $0.11).

Values of Options Issued to Directors – Assumptions

The following assumptions were used to derive a value for the options issued using the Black-Scholes options pricing formula at the 2002 financial year end date.

	Options Granted	
	15 November 2001	**3 December 2001**
Dividend yield	–	–
Expected volatility	12.34%	12.34%
Historical volatility	12.34%	12.34%
Risk-free interest rate	5.622%	5.622%
Expected life of option	*	*

* Assumed to be total years from grant date to expiration date.

NOTE 17. REMUNERATION OF EXECUTIVES

	2003 $	2002 $
Income paid or payable, or otherwise made available in respect of the financial year to all executive officers, directly or indirectly by the company:	**508,698**	183,363

The number of executive officers whose income (including superannuation contributions) falls within the following bands is:

	2003 No. (a)	2002 No.
$10,000 - $19,999	**-**	1
$20,000 - $29,999	**1**	–
$60,000 - $69,999	**1**	–
$80,000 - $89,999	**–**	2
$90,000 - $99,999	**1**	–
$160,000 - $169,999	**2**	-

(a) Based on the method described in Note 16(a), total remuneration for the current financial year includes a value of $399 for options granted to executives in the 2002 financial year, which had not vested at 1 July 2002. For further details see Note 16(a).

Details relating to options issued and the valuation basis adopted are as follows:
2,200,000 options were granted to officers during the 2002 financial year. Each option entitles the holder to purchase 1 ordinary share in Antisense Therapeutics Limited at an exercise price of 20 cents. These options were granted on 3 December 2001 on the same terms as those described in Note 16(a) above, except that these options are not subject to any escrow arrangements.

The valuation of 0.0459 of a cent per option has been determined on the same basis as described in Note 16(a) above.

NOTE 18. REMUNERATION OF AUDITORS

	2003 $	2002 $
Remuneration received, or due and receivable by the auditor for:		
Amounts received or due and receivable by Ernst & Young Australia for		
– an audit or review of the financial report of the entity	**19,900**	10,000
– other services in relation to the entity		
• tax compliance	**15,152**	–
• assurance related	**1,500**	–
Amounts received or due and receivable by auditors other than Ernst & Young for:		
– an audit or review of the financial report of the entity	**-**	3,500
– other services in relation to the entity		
• tax compliance	**-**	2,000
• assurance related	**-**	35,300
Total	**36,552**	50,800

	2003 $	2002 $

NOTE 19. COMMITMENTS

(a) Expenditure commitments relating to research and development are payable as follows:

	2003 $	2002 $
Not later than one year (i)	**1,247,678**	2,422,252

(i) This amount includes commitments relating to research and development work being carried out by another entity on behalf of the company under a three year research agreement, however, the agreement allows for the research to be terminated with six months notice. Accordingly, the commitment reflects estimated costs that the company would be committed to in the event notice were to be given at year end.

(b) Lease Expenditure commitments:

	2003 $	2002 $
Not later than one year	**45,087**	28,591

NOTE 20. EMPLOYEE BENEFITS

(a) Employee benefits

	2003 $	2002 $
Provisions (current) (Note 8)	**38,101**	15,415

(b) Employee Option Ownership Scheme

Antisense Therapeutics Limited offers options over ordinary shares to employees at the discretion of the Board of Directors. There are currently five employees eligible to participate in this scheme. Options issued to employees are not listed options and as such do not have a readily available market value.

Details of the employee options ownership scheme are as follows:

	2003		2002	
	Number of options	**Weighted average exercise price**	**Number of options**	**Weighted average exercise price**
Balance at beginning of year	**5,350,000**	**0.20**	–	–
– granted			5,350,000	0.20
– exercised	–	–	–	–
Balance at end of year	**5,350,000**	**0.20**	5,350,000	0.20
Exercisable at end of year	**1,070,000**	**0.20**	–	–

The following summarises information about options held by employees as at 1 July 2002 and 30 June 2003 *:

Number of Options	Grant Date	Vesting Dates	Expiry Date	Average Exercise Price
5,350,000	3 December 2001	1 August 2002 – 20% 1 August 2003 – 40% 1 August 2004 – 40%	31 July 2005	$0.20

* No options were granted during the year, and no options held by employees as at 1 July 2002 were exercised or expired during the year.

NOTE 21. SUBSEQUENT EVENTS

On 20 August 2003, the company announced a placement of shares to Australian institutions and professional investors, raising $5 million by the issue of 38.5 million shares at $0.13 per share. As part of the placement, Polychip Pharmaceuticals Pty Limited (a wholly owned subsidiary of Circadian Technologies Limited) has agreed to subscribe for approximately $1 million at $0.13 per share. This is subject to shareholder approval which will be sought at the company's Annual General Meeting.

NOTE 22. SEGMENT INFORMATION

The company operates in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively.

ERNST & YOUNG

Independent Audit Report

To members of Antisense Therapeutics Limited

Scope

The financial report and directors responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Antisense Therapeutics Limited, for the year ended 30 June 2003.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our statutory audit work, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Antisense Therapeutics Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Antisense Therapeutics Limited at 30 June 2003 and of its performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory professional reporting requirements in Australia.

Inherent Uncertainty Regarding Continuation of Going Concern

Without qualification to the opinion expressed above, your attention is drawn to the following matter set out in Note 1(b) to the financial statements. As a result of the matters described in Note 1(b), because of the development stage of the company's operations and the need for future capital raisings, there is significant uncertainty whether the company will be able to continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report. The financial report does not include adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classifications of liabilities that might be necessary should the company not continue as a going concern.

Ernst & Young

Denis Thorn
Partner
Melbourne
22 August 2003

ASX Additional Information

Distribution of Equity Securities

The distribution of members and their holdings as at 22 August 2003 as per the Register of Members was as follows:

	Fully paid Shares	
Category	**No. of Holders**	**No. of Shares**
Ordinary Shares		
1 – 1,000	19	11,030
1,001 – 5,000	232	894,333
5,001 – 10,000	653	6,198,861
10,001 – 100,000	999	35,785,914
100,001 – and over	147	232,391,470
Total	2,050	275,281,608
Less than a marketable parcel	70	118,749

	Options	
Category	**No. of Holders**	**No. of Options**
Options over Ordinary Shares (Expiry Date: 1 February 2007)		
1 – 1,000	1,557	1,156,888
1,001 – 5,000	2,424	7,202,845
5,001 – 10,000	527	4,264,463
10,001 – 100,000	640	20,967,771
100,001 – and over	116	57,877,698
Total	5,264	91,469,665
Less than a marketable parcel	2,692	3,148,125
Options over Ordinary Shares (Expiry Date: 30 November 2006)		
100,001– and over	1	20,000,000
Total	1	20,000,000
Options over Ordinary Shares (Expiry Date: 31 July 2005)		
10,001 – 100,000	1	100,000
100,001– and over	11	13,850,000
Total	12	13,950,000

ASX Additional Information (cont)

Twenty Largest Quoted Equity Security Holders

The twenty largest equity security holders by class of quoted security as per the Register of Equity Securities on 22 August 2003 were as follows:

	No. of Securities	% Interest
Quoted Ordinary Shares (ANP)		
Queensland Investment Corporation	14,000,000	5.09%
Polychip Pharmaceuticals Pty Ltd	13,052,084	4.74%
Isis Pharmaceuticals	10,333,333	3.75%
Murdoch Childrens Research Institute	10,300,000	3.74%
Commonwealth Custodial Services Limited	3,333,332	1.21%
National Nominees Limited	3,179,613	1.16%
Syngene Limited	2,718,751	0.99%
Spotlight Superannuation Pty Ltd <Spotlight Prov Fund A/C>	2,033,333	0.74%
Bow Lane Nominees Pty Ltd	2,000,000	0.73%
Link Traders (Aust) Pty Ltd	2,000,000	0.73%
Danewell Pty Ltd	1,550,000	0.56%
Bowyang Nominees Pty Ltd	1,343,635	0.49%
Monit Nominees Pty Ltd <Fraid Family A/C>	1,166,666	0.42%
Invia Custodian Pty Limited <JBW International No. 2 A/C>	950,000	0.35%
Berne No. 132 Nominees Pty Ltd <1000355 A/C>	900,000	0.33%
Mrs Lisa Steven	765,000	0.28%
ComSec Nominees Pty Limited	750,050	0.27%
Jagen Pty Ltd	750,000	0.27%
DBR Corporation Pty Ltd	700,000	0.25%
Mr Joshua Andrew Eagle	700,000	0.25%
	72,525,797	26.35%
Quoted Options over Ordinary Shares (ANPO)		
Polychip Pharmaceuticals Pty Ltd	9,796,000	10.71%
Fibre Optics (Aust) Pty Ltd	6,524,480	7.13%
The Howard Florey Institute of Experimental Physiology & Medicine	4,500,000	4.92%
Bowyang Nominees Pty Limited	2,550,000	2.79%
Mr David Kenley <Invros Investments A/C>	2,535,343	2.77%
Capital Macquarie Pty Ltd	2,265,260	2.48%
Traders Macquarie Pty Ltd	2,005,272	2.19%
Mrs Lisa Steven	1,995,000	2.18%
Lion Nominees Pty Ltd <JBP Investment Family Trust A/C>	1,000,000	1.09%
JFF Steven Pty Ltd	965,867	1.06%
Mr George Donald Handley	820,000	0.90%
Jagen Pty Ltd	819,322	0.90%
Mr Clarence Bacon & Mrs Beverley Bacon	800,000	0.87%
Denvor Corp Holdings Pty Ltd <IRD Superannuation Fund A/C>	733,800	0.80%
Sked Pty Ltd <Super Fund A/C>	637,500	0.70%
Mr Leon Serry	562,667	0.62%
Audivac Pty Ltd	543,400	0.59%
Mahred Nominees Pty Ltd	498,200	0.54%
Mr Clarence William Bacon	400,000	0.44%
Jongila Nominees Pty Ltd <Super Fund A/C>	400,000	0.44%
	40,352,111	44.12%

ASX Additional Information (cont)

Unquoted Equity Securities

Class of Security	No. on Issue	No. of Holders
Ordinary Shares	133,312,508	3
Options expiring 31/7/2005	13,950,000	7
Options expiring 30/11/2006	20,000,000	1

Holders with 20% or more of the equity securities in an unquoted class other than those issued or acquired under an employee incentive scheme are as follows:

Class	No. of Securities
Ordinary Shares	
Polychip Pharmaceuticals Pty Ltd	51,656,254
Syngene Limited	51,656,254
Isis Pharmaceuticals Inc	30,000,000
	133,312,508
Options Expiring 31/7/2005	
Mr Mark Diamond	3,000,000
Options Expiring 30/11/2006	
Isis Pharmaceuticals Inc.	20,000,000

Restricted Securities

Class of Security	No. of Securities	Date Escrow Period Ends
Ordinary shares	133,312,508	19/12/2003
Options expiring 31/7/2005	11,500,000	19/12/2003
Options expiring 30/11/2006	20,000,000	19/12/2003

Voting Rights

Articles 44 to 53 (incl.) of the company's constitution stipulate the voting rights of members. In summary, but without prejudice to the provisions of the constitution, every member present in person or by representative, proxy or attorney shall have one vote on a show of hands and on a poll have one vote for each ordinary share held by him/her. The company's shares (except for escrowed shares) are quoted on Australian Stock Exchange Limited.

ASX Additional Information (cont)

Directors' Interests in Shares

As at 22 August 2003 the interest of each Director of the company in the issued share capital and Directors' options of the company was as follows:

	Shares held directly	Shares held by entities in which Directors have a beneficial interest	Options held directly	Options held by entities in which Directors have a beneficial interest
Robert W Moses	250,000	–	375,000	–
Mark Diamond	176,666	–	3,075,000	–
Chris Belyea	–	500,000	2,060,000	277,000
Stanley Crooke	–	40,333,333	2,000,000	20,000,000
Graham Mitchell	–	–	250,000	–
George Werther	25,000	–	2,012,500	–

Substantial Shareholders

As at 22 August 2003 the substantial shareholders of the company were:

	No. of Shares
Polychip Pharmaceuticals Pty Ltd	64,708,338
Syngene Limited	54,375,005
Isis Pharmaceuticals Inc	40,333,333
Queensland Investment Corporation	14,000,000

Use of Cash

Antisense Therapeutics Limited has used the cash that it had at the time of admission to the Australian Stock Exchange in a way consistent with its business objectives during the year ended 30 June 2003.

[redacted]

